UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         AMENDMENT NO. 5

                     STIFEL FINANCIAL CORP.
                        (Name of Issuer)

             COMMON STOCK, $.15 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                           860630 10 2
                         (CUSIP Number)

                          JOHN LATSHAW
                   5049 WORNALL ROAD, APT. 3C
                   KANSAS CITY, MISSOURI 64112
                         (816) 361-6161
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 25, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP NO. 860630102                         PAGE 2 OF 8 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     LATSHAW ENTERPRISES, INC.    44-0427150

2.   Check the appropriate Box if a Member of a Group    (a) / /
                                                         (b) / /

3.   SEC Use Only

4.   Source of Funds
     NOT APPLICABLE

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              / /

6.   Citizenship or Place of Organization
     DELAWARE

7.   Sole Voting Power
     -0-

8.   Shared Voting Power
     -0-

9.   Sole Dispositive Power
     -0-

10.  Shared Dispositive Power
     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     -0-

14.  Type of Reporting Person
     CO

                          SCHEDULE 13D


CUSIP NO. 860630102                         PAGE 3 OF 8 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     JOHN LATSHAW   486039538

2.   Check the appropriate Box if a Member of a Group   (a) / /
                                                        (b) / /

3.   SEC Use Only

4.   Source of Funds
     PF

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

7.   Sole Voting Power
     231,389

8.   Shared Voting Power
     -0-

9.   Sole Dispositive Power
     231,389

10.  Shared Dispositive Power
     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     231,389

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     4.9%

14.  Type of Reporting Person
     IN

                                INTRODUCTION

     This Amendment No. 5 is the second electronic amendment to the reporting persons' paper format Schedule 13D. Unless otherwise provided, all terms used herein which have been defined in the Schedule 13D or any prior amendments thereto have the same meanings as used herein.


ITEM 1.   SECURITY AND ISSUER.

     No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

     No material change, except that John Latshaw's business address is 5049 Wornall Road, Apt. 3C, Kansas City, Missouri
64112.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of consideration paid by Mr. Latshaw to make the purchases of Shares reported in Item 5(c) hereof was $457,772.50. The source of such consideration was Mr. Latshaw's personal funds. The amount of consideration is the aggregate purchase price paid by Mr. Latshaw to purchase the Shares, without subtracting proceeds received in respect of sales of Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     No material change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Laten owned 0 Shares on July 2, 1997. Laten is no longer a member of a group with John Latshaw with respect to Shares of the Issuer.

     Mr. John Latshaw owned 231,389 Shares on July 2, 1997, which he believes to be 4.9% of the entire class of Shares of the Issuer.

     (b) Mr. Latshaw has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by him.

     (c) During the period beginning sixty days prior to June 25, 1997 and ending on July 2, 1997, Mr. Latshaw effected the purchases described below on the open market. Mr. Latshaw effected all of the purchases through Mr. Latshaw's account with Stifel, Nicolaus & Company, except the purchase of 34,702 Shares on June 24, 1997. Mr. Latshaw purchased the 34,702 Shares on June 24, 1997 from Laten in an open market cross-trade transaction. Mr. Latshaw effected this purchase through Fahnestock & Company, Inc.

Date                Number of Shares       Price per Share

5/12/97                  1,000                  $ 7.75
6/24/97                 34,702                   11.25
6/30/97                  2,500                   12.00
7/01/97                  2,500                   11.85

     During the period beginning sixty days prior to June 25, 1997 and ending on July 2, 1997, Mr. Latshaw effected the following sales on the open market through Mr. Latshaw's account with Stifel, Nicolaus & Company.

Date                Number of Shares       Price per Share

6/24/97                 10,000                  $11.81
6/25/97                 50,000                   12.04
6/26/97                 27,300                   11.95
6/27/97                 31,200                   11.81

     During the period beginning sixty days prior to June 25, 1997 and ending on July 2, 1997, Laten effected the following sales on the open market through Laten's account with Stifel, Nicolaus & Company.

Date                Number of Shares       Price per Share

6/20/97                  2,000                  $10.25
6/23/97                 36,500                   10.80
6/24/97                  9,500                   11.22
6/24/97                 34,702                   11.25

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) John Latshaw and the group which consisted of Laten and John Latshaw each ceased to be the beneficial owner of more than 5% of outstanding Shares on June 27, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Latshaw is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares. None of the Shares owned by Mr. Latshaw are pledged or otherwise subject to any contingency the occurrence of which would give another person voting power or investment power over such Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.  Statement of joint filing.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                LATSHAW ENTERPRISES, INC.



July 3, 1997                    By: /s/ John Latshaw
                                    John Latshaw, Chairman of the
                                    Board, Managing Director and
                                    Chief Executive Officer




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 3, 1997                    /s/ John Latshaw
                                John Latshaw, Individually

                EXHIBIT INDEX TO AMENDMENT NO. 5
                         TO SCHEDULE 13D



No.         Description of Exhibit


1.        Statement of Joint Filing